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                   [INMAN, STEINBERG, NYE & STONE LETTERHEAD]



                                January 11, 1999

                                                                        8025-002


VIA EDGAR
---------


Mr. Richard K. Wulff
Office of Small Business
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549


     RE: MEDIFORCE, INC.; FORM 10-SB
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Dear Mr. Wulff:

After careful review and consideration of the status of the referenced filing by management of MediForce Inc. (the "Company"), the Company respectfully requests withdrawal of its filing of Form 10-SB. The Company requests withdrawal of such filing for the reason that the Company desires to prepare additional financial statements and disclosures for filing in a subsequent Form 10-SB.

The Company appreciates your assistance in this matter.


                         Very truly yours,


                         /s/ JOHN HOLT SMITH
                         -----------------------
                             John Holt Smith

JHS/mf